UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25



                                              Commission File Number   811-6502
                                                                       ________

                                                   CUSIP  Number    09254R 10 4
                                                                    ___________

                          NOTIFICATION OF LATE FILING

(Check One):
[   ] Form 10-K                     [   ] Form 20-F
[   ] Form 11-K                     [   ] Form 10-Q
[   ] Form N-SAR                    [ X ] Form N-CSR

      For Period Ended:  October 31, 2006
                         _____________________________________

      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      [ ] Transition Report on Form N-CSR

      For the Transition Period Ended:____________________________


      Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________

                                    PART I
                            REGISTRANT INFORMATION


BlackRock MuniYield Florida Fund
_______________________________________________________________________________
Full Name of Registrant

MuniYield Florida Fund
_______________________________________________________________________________
Former Name if Applicable

800 Scudders Mill Road
_______________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Plainsboro, New Jersey  08536
_______________________________________________________________________________
City, State and Zip Code


                                    PART II
                            RULE 12b-25(b) AND (c)


      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) X
                                                         ___


            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE


      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Due to a recent change in the accounting interpretation of the presentation in the Fund's financial statements of investments in tender option bonds or inverse floating rate bonds, the Fund is not able to finalize the presentation of these investments in its financial statements for a timely filing of its Form N-CSR to be made. Additionally, as a result of the foregoing, Deloitte & Touche LLP, the Fund's independent registered public accounting firm, is not able to finalize their audit of the financial statements of the Fund for a timely filing of the Form N-CSR to be made. The Fund's Form N-CSR will be completed and filed with the Securities and Exchange Commission as soon as practicable.

                                    PART IV
                               OTHER INFORMATION


      (1) Name and telephone number of person to contact in regard to this notification.

Donald C. Burke                           (609) 282-7085
_______________________________________________________________________________
(Name) (Area code) (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).


            X   Yes                     No
           ____                     ___

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                Yes                  X  No
           ____                     ___


      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Date    December 28, 2006    By   /s/ Donald C. Burke
        ____________________      _____________________________________________
                                  Donald C. Burke
                                  Vice President and Treasurer